EXHIBIT 99.3

Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

CONSOLIDATED BALANCE SHEETS

As at (millions of Canadian dollars, unaudited)	Note	Mar 31 2017	Dec 31 2016
ASSETS
Current assets
Cash and cash equivalents		$19	$17
Accounts receivable		1,390	1,434
Current income taxes		741	851
Inventory		658	689
Prepaids and other		239	149
Investments	4	815	913
Current portion of other long-term assets	5	280	283
		4,142	4,336
Exploration and evaluation assets	2	2,383	2,382
Property, plant and equipment	3	50,417	50,910
Other long-term assets	5	998	1,020
		$57,940	$58,648

LIABILITIES
Current liabilities
Accounts payable		$541	$595
Accrued liabilities		1,947	2,222
Current portion of long-term debt	6	3,129	1,812
Current portion of other long-term liabilities	7	432	463
		6,049	5,092
Long-term debt	6	13,175	14,993
Other long-term liabilities	7	3,235	3,223
Deferred income taxes		9,104	9,073
		31,563	32,381
SHAREHOLDERS’ EQUITY
Share capital	9	4,869	4,671
Retained earnings		21,465	21,526
Accumulated other comprehensive income	10	43	70
		26,377	26,267
		$57,940	$58,648
Commitments and contingencies (note 14).

Approved by the Board of Directors on May 3, 2017.

Canadian Natural Resources Limited	1	Three Months Ended March 31, 2017

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
		Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Mar 31 2017	Mar 31 2016
Product sales		$3,872	$2,263
Less: royalties		(230)	(85)
Revenue		3,642	2,178
Expenses
Production		1,102	1,022
Transportation and blending		642	510
Depletion, depreciation and amortization	3	1,299	1,219
Administration		87	86
Share-based compensation	7	27	117
Asset retirement obligation accretion	7	36	36
Interest and other financing expense		134	92
Risk management activities	13	(52)	70
Foreign exchange gain		(56)	(315)
Gain on disposition of properties		—	(32)
Loss (gain) from investments	4, 5	89	(159)
		3,308	2,646
Earnings (loss) before taxes		334	(468)
Current income tax expense (recovery)	8	53	(192)
Deferred income tax expense (recovery)	8	36	(171)
Net earnings (loss)		$245	$(105)
Net earnings (loss) per common share
Basic	12	$0.22	$(0.10)
Diluted	12	$0.22	$(0.10)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2017	Mar 31 2016
Net earnings (loss)	$245	$(105)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized loss during the period, net of taxes of $nil (2016 – $3 million)	(1)	(24)
Reclassification to net earnings (loss), net of taxes of $1 million (2016 – $2 million)	(7)	10
	(8)	(14)
Foreign currency translation adjustment
Translation of net investment	(19)	(49)
Other comprehensive loss, net of taxes	(27)	(63)
Comprehensive income (loss)	$218	$(168)

Canadian Natural Resources Limited	2	Three Months Ended March 31, 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2017	Mar 31 2016
Share capital	9
Balance – beginning of period		$4,671	$4,541
Issued upon exercise of stock options		160	30
Previously recognized liability on stock options exercised for common shares		38	5
Balance – end of period		4,869	4,576
Retained earnings
Balance – beginning of period		21,526	22,765
Net earnings (loss)		245	(105)
Dividends on common shares	9	(306)	(252)
Balance – end of period		21,465	22,408
Accumulated other comprehensive income	10
Balance – beginning of period		70	75
Other comprehensive loss, net of taxes		(27)	(63)
Balance – end of period		43	12
Shareholders’ equity		$26,377	$26,996

Canadian Natural Resources Limited	3	Three Months Ended March 31, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS
		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2017	Mar 31 2016
Operating activities
Net earnings (loss)		$245	$(105)
Non-cash items
Depletion, depreciation and amortization		1,299	1,219
Share-based compensation		27	117
Asset retirement obligation accretion		36	36
Unrealized risk management (gain) loss		(40)	74
Unrealized foreign exchange gain		(60)	(334)
Loss (gain) from investments	4, 5	96	(147)
Deferred income tax expense (recovery)		36	(171)
Gain on disposition of properties		—	(32)
Other		22	19
Abandonment expenditures		(41)	(74)
Net change in non-cash working capital		51	(21)
		1,671	581
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	6	(428)	1,130
Repayment of US dollar debt securities		—	(555)
Issue of common shares on exercise of stock options		160	30
Dividends on common shares		(277)	—
		(545)	605
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets		(37)	30
Net expenditures on property, plant and equipment		(768)	(996)
Investment in other long-term assets		—	(99)
Net change in non-cash working capital		(319)	(175)
		(1,124)	(1,240)
Increase (decrease) in cash and cash equivalents		2	(54)
Cash and cash equivalents – beginning of period		17	69
Cash and cash equivalents – end of period		$19	$15
Interest paid, net		$199	$182
Income taxes received		$(65)	$(117)

Canadian Natural Resources Limited	4	Three Months Ended March 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The Horizon Oil Sands Mining and Upgrading segment (“Horizon”) produces synthetic crude oil through bitumen mining and upgrading operations.
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2016. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2016.
2. EXPLORATION AND EVALUATION ASSETS
	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2016	$2,306	$—	$76	$—	$2,382
Additions	33	—	4	—	37
Transfers to property, plant and equipment	(36)	—	—	—	(36)
At March 31, 2017	$2,303	$—	$80	$—	$2,383

Canadian Natural Resources Limited	5	Three Months Ended March 31, 2017

3. PROPERTY, PLANT AND EQUIPMENT
	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2016	$61,647	$7,380	$5,132	$27,038	$234	$395	$101,826
Additions	491	35	15	227	1	3	772
Transfers from E&E assets	36	—	—	—	—	—	36
Disposals/derecognitions	(100)	—	—	(14)	—	—	(114)
Foreign exchange adjustments and other	—	(57)	(40)	—	—	—	(97)
At March 31, 2017	$62,074	$7,358	$5,107	$27,251	$235	$398	$102,423
Accumulated depletion and depreciation
At December 31, 2016	$38,311	$5,584	$3,797	$2,828	$115	$281	$50,916
Expense	793	245	58	195	2	6	1,299
Disposals/derecognitions	(100)	—	—	(14)	—	—	(114)
Foreign exchange adjustments and other	(2)	(67)	(34)	8	—	—	(95)
At March 31, 2017	$39,002	$5,762	$3,821	$3,017	$117	$287	$52,006
Net book value
- at March 31, 2017	$23,072	$1,596	$1,286	$24,234	$118	$111	$50,417
- at December 31, 2016	$23,336	$1,796	$1,335	$24,210	$119	$114	$50,910

Project costs not subject to depletion and depreciation	Mar 31 2017	Dec 31 2016
Kirby Thermal Oil Sands – North	$862	$846
During the three months ended March 31, 2017, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $9 million. These transactions were accounted for using the acquisition method of accounting. No net deferred income tax liabilities or pre-tax gains were recognized on these acquisitions.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the three months ended March 31, 2017, pre-tax interest of $22 million (March 31, 2016 – $61 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (March 31, 2016 – 3.9%).
On March 9, 2017, the Company announced that it had entered into agreements to acquire 70% of the Athabasca Oil Sands Project, as well as additional working interests in certain other producing and non-producing oil and gas properties, for preliminary total consideration of approximately $12.7 billion, comprised of cash of approximately $8.7 billion and 97,560,975 common shares of the Company, with an estimated value of approximately $4 billion as at the announcement date. The transaction is expected to close in mid-2017, subject to receipt of all required consents and regulatory and other approvals.

Canadian Natural Resources Limited	6	Three Months Ended March 31, 2017

4. INVESTMENTS
As at March 31, 2017, the Company had the following investments:
	Mar 31 2017	Dec 31 2016
Investment in PrairieSky Royalty Ltd.	$635	$723
Investment in Inter Pipeline Ltd.	180	190
	$815	$913
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at March 31, 2017, the Company’s investment in PrairieSky was classified as a current asset.
The loss (gain) from the investment in PrairieSky was comprised as follows:
	Three Months Ended
	Mar 31 2017	Mar 31 2016
Fair value loss (gain) from PrairieSky	$88	$(121)
Dividend income from PrairieSky	(4)	(12)
	$84	$(133)
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at March 31, 2017, the Company's investment in Inter Pipeline was classified as a current asset.
The loss from the investment in Inter Pipeline was comprised as follows:
	Three Months Ended
	Mar 31 2017	Mar 31 2016
Fair value loss from Inter Pipeline	$10	$—
Dividend income from Inter Pipeline	(3)	—
	$7	$—
5. OTHER LONG-TERM ASSETS
	Mar 31 2017	Dec 31 2016
Investment in North West Redwater Partnership	$263	$261
North West Redwater Partnership subordinated debt (1)	394	385
Risk Management (note 13)	484	489
Other	137	168
	1,278	1,303
Less: current portion	280	283
	$998	$1,020
(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen

Canadian Natural Resources Limited	7	Three Months Ended March 31, 2017

feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2013, the Company along with APMC, committed each to provide funding up to $350 million by each party by January 2016 in the form of subordinated debt bearing interest at prime plus 6%. To date, each party has provided $324 million of subordinated debt, together with accrued interest thereon of $70 million for a Company total of $394 million. In 2014, the Partnership set the facility capital cost ("FCC") budget at $8,500 million, which was increased by approximately 4% to the current estimate of $8,900 million. The Company and APMC have agreed, each with a 50% interest, to provide additional subordinated debt as required for Project costs in excess of the FCC of $8,500 million to reflect an agreed debt to equity ratio of 80/20 and, subject to the Company being able to meet certain funding conditions, to fund any shortfall in available third party commercial lending required to attain Project completion which is currently targeted for mid-2018. The Company's share of any additional subordinated debt financing resulting from the increase in the FCC in excess of $8,500 million is not expected to be significant.
As at March 31, 2017, Redwater Partnership had additional borrowings of $2,044 million under its secured $3,500 million syndicated credit facility.
Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years.
During the three months ended March 31, 2017, the Company recognized an equity gain from Redwater Partnership of $2 million (March 31, 2016 – gain of $26 million).
Redwater Partnership has entered into various agreements related to the engineering, procurement and construction of the Project. These contracts can be cancelled by Redwater Partnership upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
6. LONG-TERM DEBT
	Mar 31 2017	Dec 31 2016
Canadian dollar denominated debt, unsecured
Bank credit facilities	$2,341	$2,758
Medium-term notes	3,500	3,500
	5,841	6,258
US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2017 - US$902 million; December 31, 2016 - US$905 million)	1,200	1,213
Commercial paper (March 31, 2017 - US$250 million; December 31, 2016 - US$250 million)	333	336
US dollar debt securities (March 31, 2017 - US$6,750 million; December 31, 2016 - US$6,750 million)	8,992	9,063
	10,525	10,612
Long-term debt before transaction costs and original issue discounts, net	16,366	16,870
Less: original issue discounts, net (1)	(10)	(10)
transaction costs (1) (2)	(52)	(55)
	16,304	16,805
Less: current portion of commercial paper	333	336
current portion of other long-term debt (1) (2)	2,796	1,476
	$13,175	$14,993
(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

Canadian Natural Resources Limited	8	Three Months Ended March 31, 2017

Bank Credit Facilities and Commercial Paper
As at March 31, 2017, the Company had in place bank credit facilities of $7,350 million available for general corporate purposes, comprised of:
•	a $100 million demand credit facility;
•	a $1,500 million non-revolving term credit facility maturing April 2018;
•	a $750 million non-revolving term credit facility maturing February 2019;
•	a $125 million non-revolving term credit facility maturing February 2019;
•	a $2,425 million revolving syndicated credit facility maturing June 2019;
•	a $2,425 million revolving syndicated credit facility maturing June 2020; and
•	a £15 million demand credit facility related to the Company’s North Sea operations.
Each of the $2,425 million revolving facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.
Borrowings under the $750 million and $125 million non-revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans. As at March 31, 2017, the $750 million and $125 million facilities were each fully drawn.
Borrowings under the $1,500 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans. As at March 31, 2017, the $1,500 million facility was fully drawn.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at March 31, 2017 was 2.0% (March 31, 2016 – 2.0%), and on total long-term debt outstanding for the three months ended March 31, 2017 was 3.9% (March 31, 2016 – 3.9%).
At March 31, 2017, letters of credit and guarantees aggregating $825 million, including letters of credit of $567 million related to the proposed acquisition of the Athabasca Oil Sands Project, a $39 million financial guarantee related to Horizon and $110 million of letters of credit related to North Sea operations, were outstanding. The letters of credit are supported by dedicated credit facilities.
Medium-Term Notes
The Company has $2,000 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
The Company has US$3,000 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in November 2017. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	9	Three Months Ended March 31, 2017

7. OTHER LONG-TERM LIABILITIES
	Mar 31 2017	Dec 31 2016
Asset retirement obligations	$3,234	$3,243
Share-based compensation	417	426
Other	16	17
	3,667	3,686
Less: current portion	432	463
	$3,235	$3,223
Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 5.2% (December 31, 2016 – 5.2%). Reconciliations of the discounted asset retirement obligations were as follows:
	Mar 31 2017	Dec 31 2016
Balance – beginning of period	$3,243	$2,950
Liabilities incurred	4	3
Liabilities acquired, net	—	30
Liabilities settled	(41)	(267)
Asset retirement obligation accretion	36	142
Revision of cost, inflation rates and timing estimates	—	(68)
Change in discount rate	—	493
Foreign exchange adjustments	(8)	(40)
Balance – end of period	3,234	3,243
Less: current portion	93	95
	$3,141	$3,148
Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered for cash settlement.
	Mar 31 2017	Dec 31 2016
Balance – beginning of period	$426	$128
Share-based compensation expense	27	355
Cash payment for stock options surrendered	(1)	(7)
Transferred to common shares	(38)	(117)
Capitalized to Oil Sands Mining and Upgrading	3	67
Balance – end of period	417	426
Less: current portion	339	368
	$78	$58

Canadian Natural Resources Limited	10	Three Months Ended March 31, 2017

8. INCOME TAXES
The provision for income tax was as follows:
	Three Months Ended
Expense (recovery)	Mar 31 2017	Mar 31 2016
Current corporate income tax – North America	$38	$(119)
Current corporate income tax – North Sea	6	(23)
Current corporate income tax – Offshore Africa	7	4
Current PRT (1) – North Sea	(1)	(55)
Other taxes	3	1
Current income tax	53	(192)
Deferred corporate income tax	28	33
Deferred PRT (1) – North Sea	8	(204)
Deferred income tax	36	(171)
Income tax	$89	$(363)
(1)           Petroleum Revenue Tax.
9. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.
	Three Months Ended Mar 31, 2017
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,110,952	$4,671
Issued upon exercise of stock options	4,654	160
Previously recognized liability on stock options exercised for common shares	—	38
Balance – end of period	1,115,606	$4,869
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 1, 2017, the Board of Directors declared a quarterly dividend of $0.275 per common share, an increase from the previous quarterly dividend of $0.25 per common share.
Normal Course Issuer Bid
On March 1, 2017, the Board of Directors approved the Company's application for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,814,309 common shares, over a 12 month period commencing upon receipt of applicable regulatory and other approvals. For the three months ended March 31, 2017, the Company did not purchase any common shares for cancellation.

Canadian Natural Resources Limited	11	Three Months Ended March 31, 2017

Stock Options
The following table summarizes information relating to stock options outstanding at March 31, 2017:
	Three Months Ended Mar 31, 2017
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	58,299	$34.22
Granted	2,893	$42.14
Surrendered for cash settlement	(188)	$35.62
Exercised for common shares	(4,654)	$34.44
Forfeited	(1,609)	$38.92
Outstanding – end of period	54,741	$34.48
Exercisable – end of period	16,162	$33.15
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.
10. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:
	Mar 31 2017	Mar 31 2016
Derivative financial instruments designated as cash flow hedges	$19	$44
Foreign currency translation adjustment	24	(32)
	$43	$12
11. CAPITAL DISCLOSURES
The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At March 31, 2017, the ratio was within the target range at 38%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.
	Mar 31 2017	Dec 31 2016
Long-term debt (1)	$16,304	$16,805
Total shareholders’ equity	$26,377	$26,267
Debt to book capitalization	38%	39%
(1)	Includes the current portion of long-term debt.

Canadian Natural Resources Limited	12	Three Months Ended March 31, 2017

12. NET EARNINGS (LOSS) PER COMMON SHARE
		Three Months Ended
		Mar 31 2017	Mar 31 2016
Weighted average common shares outstanding – basic (thousands of shares)		1,112,939	1,094,915
Effect of dilutive stock options (thousands of shares)		8,337	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,121,276	1,094,915
Net earnings (loss)		$245	$(105)
Net earnings (loss) per common share	– basic	$0.22	$(0.10)
	– diluted	$0.22	$(0.10)
13. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:
	Mar 31, 2017
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,390	$—	$—	$—	$1,390
Investments	—	815	—	—	815
Other long-term assets	394	42	442	—	878
Accounts payable	—	—	—	(541)	(541)
Accrued liabilities	—	—	—	(1,947)	(1,947)
Long-term debt (1)	—	—	—	(16,304)	(16,304)
	$1,784	$857	$442	$(18,792)	$(15,709)

	Dec 31, 2016
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,434	$—	$—	$—	$1,434
Investments	—	913	—	—	913
Other long-term assets	385	4	485	—	874
Accounts payable	—	—	—	(595)	(595)
Accrued liabilities	—	—	—	(2,222)	(2,222)
Long-term debt (1)	—	—	—	(16,805)	(16,805)
	$1,819	$917	$485	$(19,622)	$(16,401)
(1)	Includes the current portion of long-term debt.

Canadian Natural Resources Limited	13	Three Months Ended March 31, 2017

The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s recurring other long-term assets and fixed rate long-term debt are outlined below:
	Mar 31, 2017
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$815	$815	$—	$—
Other long-term assets (4)	$878	$—	$484	$394
Fixed rate long-term debt (5) (6)	$(12,430)	$(13,249)	$—	$—

	Dec 31, 2016
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$913	$913	$—	$—
Other long-term assets (4)	$874	$—	$489	$385
Fixed rate long-term debt (5) (6)	$(12,498)	$(13,217)	$—	$—
(1)	Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).
(2)	There were no transfers between Level 1, 2 and 3 financial instruments.
(3)	The fair value of the investments are based on quoted market prices.
(4)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.
(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(6)	Includes the current portion of fixed rate long-term debt.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.
Asset (liability)	Mar 31 2017	Dec 31 2016
Derivatives held for trading
Foreign currency forward contracts	$(3)	$10
Crude oil price collars	43	—
Natural gas AECO swaps	2	(6)
Cash flow hedges
Foreign currency forward contracts	2	16
Cross currency swaps	440	469
	$484	$489

Included within:
Current portion of other long-term assets	$233	$222
Other long-term assets	251	267
	$484	$489

For the three months ended March 31, 2017, the Company recognized a gain of $2 million (year ended December 31, 2016 – gain of $7 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to

Canadian Natural Resources Limited	14	Three Months Ended March 31, 2017

present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:
Asset (liability)	Mar 31 2017	Dec 31 2016
Balance – beginning of period	$489	$854
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	40	(25)
Foreign exchange	(36)	(304)
Other comprehensive loss	(9)	(36)
Balance – end of period	484	489
Less: current portion	233	222
	$251	$267
Net (gains) losses from risk management activities were as follows:
	Three Months Ended
	Mar 31 2017	Mar 31 2016
Net realized risk management gain	$(12)	$(4)
Net unrealized risk management (gain) loss	(40)	74
	$(52)	$70
Financial Risk Factors
a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At March 31, 2017, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:
Sales contracts
	Remaining term	Volume	Weighted average price	Index
Crude Oil
Price collars	Apr 2017 - Dec 2017	67,500 bbl/d	US$50.00 - US$60.10	WTI

Natural Gas
AECO swaps	Apr 2017 - Oct 2017	50,000 GJ/d	$2.80	AECO
The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Canadian Natural Resources Limited	15	Three Months Ended March 31, 2017

Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At March 31, 2017, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At March 31, 2017, the Company had the following cross currency swap contracts outstanding:
	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Apr 2017	—	May 2017	US$1,100	1.170	5.70%	5.10%
	Apr 2017	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Apr 2017	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at March 31, 2017 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at March 31, 2017, the Company had US$2,039 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less, including US$1,152 million designated as cash flow hedges.
b)  Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At March 31, 2017, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At March 31, 2017, the Company had net risk management assets of $488 million with specific counterparties related to derivative financial instruments (December 31, 2016 – $489 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c)  Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	16	Three Months Ended March 31, 2017

The maturity dates for financial liabilities were as follows:
	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$541	$—	$—	$—
Accrued liabilities	$1,947	$—	$—	$—
Long-term debt (1)	$3,130	$2,370	$4,837	$6,029
(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
14. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:
	Remaining 2017	2018	2019	2020	2021	Thereafter
Product transportation and pipeline	$349	$450	$327	$311	$260	$2,317
Offshore equipment operating leases and offshore drilling	$174	$192	$98	$74	$73	$8
Office leases	$32	$43	$43	$42	$40	$152
Other	$41	$2	$2	$2	$2	$35
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of Horizon. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	17	Three Months Ended March 31, 2017

15. SEGMENTED INFORMATION
	North America		North Sea		Offshore Africa		Total Exploration and Production
(millions of Canadian dollars, unaudited)	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
	2017	2016	2017	2016	2017	2016	2017	2016
Segmented product sales	2,366	1,512	219	121	140	100	2,725	1,733
Less: royalties	(204)	(79)	—	—	(7)	(5)	(211)	(84)
Segmented revenue	2,162	1,433	219	121	133	95	2,514	1,649
Segmented expenses
Production	571	567	110	120	46	34	727	721
Transportation and blending	632	493	11	10	—	1	643	504
Depletion, depreciation and amortization	799	897	245	111	58	61	1,102	1,069
Asset retirement obligation accretion	19	17	7	9	2	3	28	29
Realized risk management activities	(12)	(4)	—	—	—	—	(12)	(4)
Gain on disposition of properties	—	(32)	—	—	—	—	—	(32)
Loss (gain) from investments	91	(133)	—	—	—	—	91	(133)
Total segmented expenses	2,100	1,805	373	250	106	99	2,579	2,154
Segmented earnings (loss) before the following	62	(372)	(154)	(129)	27	(4)	(65)	(505)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Unrealized risk management activities
Foreign exchange gain
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax expense (recovery)
Deferred income tax expense (recovery)
Net earnings (loss)

Canadian Natural Resources Limited	18	Three Months Ended March 31, 2017

	Oil Sands Mining and Upgrading		Midstream		Inter–segment elimination and other		Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
	2017	2016	2017	2016	2017	2016	2017	2016
Segmented product sales	1,145	524	25	26	(23)	(20)	3,872	2,263
Less: royalties	(19)	(1)	—	—	—	—	(230)	(85)
Segmented revenue	1,126	523	25	26	(23)	(20)	3,642	2,178
Segmented expenses
Production	372	297	4	6	(1)	(2)	1,102	1,022
Transportation and blending	20	23	—	—	(21)	(17)	642	510
Depletion, depreciation and amortization	195	147	2	3	—	—	1,299	1,219
Asset retirement obligation accretion	8	7	—	—	—	—	36	36
Realized risk management activities	—	—	—	—	—	—	(12)	(4)
Gain on disposition of properties	—	—	—	—	—	—	—	(32)
Loss (gain) from investments	—	—	(2)	(26)	—	—	89	(159)
Total segmented expenses	595	474	4	(17)	(22)	(19)	3,156	2,592
Segmented earnings (loss) before the following	531	49	21	43	(1)	(1)	486	(414)
Non–segmented expenses
Administration							87	86
Share-based compensation							27	117
Interest and other financing expense							134	92
Unrealized risk management activities							(40)	74
Foreign exchange gain							(56)	(315)
Total non–segmented expenses							152	54
Earnings (loss) before taxes							334	(468)
Current income tax expense (recovery)							53	(192)
Deferred income tax expense (recovery)							36	(171)
Net earnings (loss)							245	(105)

Canadian Natural Resources Limited	19	Three Months Ended March 31, 2017

Capital Expenditures (1)
	Three Months Ended
	Mar 31, 2017			Mar 31, 2016
	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures (proceeds)	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (3)	$33	$(36)	$(3)	$(3)	$(48)	$(51)
North Sea	—	—	—	—	—	—
Offshore Africa	4	—	4	5	—	5
	$37	$(36)	$1	$2	$(48)	$(46)

Property, plant and equipment
Exploration and Production
North America	$487	$(60)	$427	$284	$(35)	$249
North Sea	35	—	35	16	—	16
Offshore Africa	15	—	15	104	—	104
	537	(60)	477	404	(35)	369
Oil Sands Mining and Upgrading (4)	227	(14)	213	585	(15)	570
Midstream	1	—	1	1	—	1
Head office	3	—	3	6	—	6
	$768	$(74)	$694	$996	$(50)	$946
(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.
(2)	Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.
(3)	The above noted figures for 2016 do not include the impact of a pre-tax gain of $32 million on the disposition of exploration and evaluation assets.
(4)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

Segmented Assets

	Mar 31 2017	Dec 31 2016
Exploration and Production
North America	$28,444	$28,892
North Sea	1,976	2,269
Offshore Africa	1,509	1,580
Other	62	29
Oil Sands Mining and Upgrading	24,927	24,852
Midstream	911	912
Head office	111	114
	$57,940	$58,648

Canadian Natural Resources Limited	20	Three Months Ended March 31, 2017

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated October 2015. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.
Interest coverage ratios for the twelve month period ended March 31, 2017:
Interest coverage (times)
Net earnings (1)	0.4x
Funds flow from operations (2)	8.8x
(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.
(2)	Funds flow from operations plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	21	Three Months Ended March 31, 2017